UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of July 2009

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                            No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

PRESS RELEASE

United States

New light rail contract for Veolia Transport in Houston

Paris, July 20, 2009._ Veolia Transport, the largest private provider of contracted rail services in the United States, announced on July 17th that it has been awarded an operations and maintenance contract by the Metropolitan Transit Authority of Harris County (METRO) for its light rail expansion project in Houston, Texas. The work will take place through a joint venture company, Houston Operation and Maintenance, LLC (HOM), an entity owned by Veolia Transport and Parsons.

This responsibility includes operating and maintaining four new corridors totaling approximately 20 miles of light rail, 32 stations, storage and inspection facilities, right-of-way and systems maintenance, dispatch, as well as operation and maintenance of 103 light rail, 100 percent low-floor vehicles, the first 100 percent low-floor vehicles to be purchased for the U.S. market.

Under this contract, Veolia Transport, working through HOM, initially will be responsible for planning and development services and advising in the planning, design and integration of the rail lines, systems and maintenance facilities and the light rail vehicles for the project. Once revenue service begins, Veolia Transport would be responsible for all aspects of the new light rail network.

This contract, requiring no investment, is for a period of up to 35 years. Renegotiation of terms is possible every five years following the start of revenue service. Over the life of the project, the contract could generate more than $US 1.5 billion.

“We applaud Houston METRO on its visionary approach to this project which provides for the operator to be involved from the inception of planning,” said Cyrille du Peloux, CEO of Veolia Transport. “This is a signature project for the United States which we expect to be a model for other cities and we are thrilled to be playing a central role. Projects like this offer major benefits to cities in the enhancement of the urban environment, mobility and quality of life.”

This contract confirms Veolia Transport’s major development based on a permanent commitment towards public authorities and based on innovation. This success comes after the recent win of the global operation of New Orleans light rail system that should generate 500 millions of US dollars on 10 years.

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Veolia Transport

Veolia Environnement's transport division operates in 28 countries and employs 83,654 people. Veolia Transport posted revenue of €6,1 billion in 2008. Veolia Transport operates 40,675 road and rail vehicles and carries more than 2,6 billion passengers per year. Veolia Transport contributes to remedy the shortage of urban space and avoids 4.1 million metric tons of greenhouse gas emissions (equivalent CO2) per year. www.veolia-transport.com

Veolia Environnement

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental services. With more than 330,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €36,2 billion in 2008. www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Contact

Jérôme Simon

Tel.: + 33 (0) 1 71 75 12 78

jerome.simon@veolia.com

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investors contact Brian Sullivan – Tel +1 (312) 552 2847

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 21, 2009

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog Title: General Secretary